Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 26, 2012, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZOLL Medical Corporation

at

$93.00 Net Per Share

by

Asclepius Subsidiary Corporation

an indirect wholly-owned subsidiary of

Asahi Kasei Corporation

Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 (the “Shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement (as described in the Offer to Purchase), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2012, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, APRIL 20, 2012, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Asahi Kasei, through Purchaser, to acquire control of, and the entire equity interest in, ZOLL. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is conditioned upon (i) there having been validly tendered in the Offer and not properly withdrawn prior the expiration of the Offer, that number of Shares which would represent at least two-thirds of the issued and outstanding Shares on a fully diluted basis (assuming the issuance of all Shares that may be issued in respect of outstanding restricted stock units, plus Shares issuable upon the exercise of all outstanding options, irrespective of exercise price, vesting schedule or other terms and conditions thereof), (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and the approval of the Federal Cartel Office of the Federal Republic of Germany, in each case with respect to the Offer, and (iii) other customary conditions as described in the Offer to Purchase. There is no financing condition to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, among Asahi Kasei, Asahi Kasei Holdings US, Inc., a Delaware corporation and wholly-owned subsidiary of Asahi Kasei, Purchaser and ZOLL (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ZOLL, and ZOLL will be the surviving corporation and an indirect wholly-owned subsidiary of Asahi Kasei (the “Merger”), and each issued and outstanding Share (other than Shares owned by Asahi Kasei, Asahi Kasei Holdings US. Inc., Purchaser, ZOLL, or any subsidiary thereof, and any Shares owned by shareholders who have properly exercised appraisal rights, if any, available under Part 13 of the Massachusetts Business Corporation Act ) will, by virtue of the Merger and without any action by the holder thereof, be canceled and converted into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing , or book-entry transfer of, such Share. The Merger Agreement is more fully described in the Offer to Purchase.

The board of directors of ZOLL has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (each as described in the Offer to Purchase), are advisable and in the best interests of ZOLL’s shareholders, (ii) authorized and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, (iii) authorized and approved the grant of the top-up option and the issuance of the top-up shares upon exercise thereof, (iv) determined that the consideration for the top-up shares is adequate, (v) directed that the Merger Agreement be submitted to the shareholders of ZOLL for approval (unless the Merger is consummated as a short-form merger), (vi) consented to the Offer and recommended that the shareholders of ZOLL (A) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (B) approve the Merger Agreement and the Merger at a special meeting of ZOLL’s shareholders (unless the Merger is consummated as a short-form merger) and (vii) taken all actions necessary so that no Takeover Laws (as described in the Offer to Purchase) that may purport to be applicable to the transaction shall apply. The board of directors of ZOLL has also taken all actions necessary to ensure the Shareholder Rights Agreement (as described in the Offer to Purchase) will not apply to the transactions.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of ZOLL, waive or modify certain conditions as described in Section 1 of the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to, and under certain circumstances ZOLL may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, Purchaser may elect, or at the request of ZOLL be required, to provide a subsequent offering period of at least three (3) business days upon expiration of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in payment for Shares.

Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after May 24, 2012. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Asahi Kasei, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if one is provided. In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ZOLL’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the tax consequences under state, local, foreign and other tax laws.

The Offer to Purchase and the related Letter of Transmittal and ZOLL’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

The Information Agent for the Offer is: 199 Water Street, 26th Floor New York, NY 10038 Banks and Brokers Call: (212) 440-9800 All Others Toll Free: (888) 607-9107	The Dealer Manager for the Offer is: 299 Park Avenue New York, NY 10171-0026 Banks and Brokers Call Collect: (212) 821-6799 All Others Please Call Toll-Free: (888) 217-6011

March 26, 2012